

Brennan White · 2nd in

Co-Founder and CEO at Cortex (Techstars Boston 2020)

Greater Boston · 500+ connections · **Contact info**

 **Cortex**

 **Vassar College**

Featured



AI for Creativity | Cortex
meetcortex.com

Cortex is creative decision-making platform, powered by Artificial Intelligence.

Experience



Co-Founder & CEO
Cortex
Jan 2015 – Present · 6 yrs
Boston, MA

Cortex helps marketers create content that drives results.

The first use of applied artificial intelligence in marketing, Cortex applies the data-driven rigor of other aspects of business to the final black-box, creativity.



Founding Member
Ad Age Collective
Oct 2018 – Present · 2 yrs 3 mos



Founder and Managing Director
Pandemic Labs
Jun 2007 – Nov 2017 · 10 yrs 6 mos

Pandemic Labs is in charge of social media for some of the world's most loved brands.

Account Manager - Pharma and Med Device Strategic Accounts
Innoveer Solutions
Jan 2007 – Oct 2007 · 10 mos

Business Development - US High Technology Accounts
Centive
Jan 2006 – Dec 2006 · 12 mos

Education



Vassar College
2001 – 2005
Activities and Societies: Vassar College RFC, The Axies

Weston High
1998 – 2001

Skills & endorsements

Social Media Marketing · 58

 Endorsed by **Matt Peters and 6 others who are highly skilled at this**

 Endorsed by **4 of Brennan's colleagues a**

Mobile Marketing · 46

Endorsed by **3 of Brennan's colleagues at Cortex**



Marketing · 34

 Endorsed by **Jon Roussel and 1 other who is highly skilled at this**

 Endorsed by **2 of Brennan's colleagues a**

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Recommendations

Received (4)   Given (18)



Katie P.
Executive Assistant
April 11, 2016, Brennan was senior to Katie but didn't manage directly

It's rare that you come across a CEO like Brennan White. I h pleasure of working for Brennan for a year and half at Corte was particularly impressed by Brennan's ability to find time genuinely connect with his employees, while simultaneousl running the company, engaging with investors, and o... See



Jessica Hubley
Cofounder + CEO at AnnieCannons, Inc.; Consultant to Technology Companies
March 22, 2011, Brennan was a client of Jessica's

Brennan and Pandemic truly strive to not only satisfy their c but to exceed those clients' recommendations. In the cours my work for Brennan I was consistently pleased with his inc knowledge and clear business goals. If you are looking for a to help you build and understand your social media p... See

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Accomplishments

2 **Publications**
Is your business Ready for Artificial Intelligence? • Business Analytics

